

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 27, 2017

Weidong (Wayne) Du
Chief Executive Officer
Jakroo Inc.
5906 Foothill Road
Pleasanton, CA 94588

> **Re: Jakroo Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted January 31, 2017**
> **CIK No. 0001675442**

Dear Mr. Du:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Given the nature and size of the transaction being registered relative to the overall capitalization of the company, please tell us your basis for determining that the transaction is appropriately characterized as a transaction that is solely by persons other than the registrant under Rule 415(a)(1)(i). We note in this regard the relationship between you and Custom Apparel Limited and the size of its offering relative to the amount of common stock held by non-affiliates.

2. Please provide us mock-ups of any pages that include any pictures or graphics to be presented, including any accompanying captions. Please keep in mind, in scheduling the printing and distribution of the preliminary prospectus, that we may have comments after our review of the materials.

3. Please provide us copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

4. Please confirm that Jakroo is currently incorporated and in good standing in the State of Nevada. If the company is not currently in good standing, please disclose what steps you have taken to address this issue.

Prospectus Summary, page 1

VIE Arrangements, page 5

5. Please expand the first paragraph of this section to explain briefly what a Variable Interest Entity is, the reasons for adopting the structure and the most material risks.

Risk Factors, page 5

6. We note your disclosure on page 40 that your capital investments have included investments in information technology systems. Please include a risk factor to explain the risks to your business in the event that computer software is compromised.

Risks Relating to Our Common Stock, page 28

7. We note your disclosure on page 40 that an economic recession or a slow growth period could adversely affect your business and liquidity. Please include a risk factor discussing the difficulties the company may face in providing adequate liquidity given the low price and thin trading market for the stock, as well as the impact of external conditions.

8. Following the offering, approximately 83% of the company's stock will be controlled by the CEO and the CFO. Please provide a risk factor explaining the impact that holding shares in a controlled company will have on shareholders.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

Nine Months Ended September 30, 2016 compared to Nine Months Ended September 30, 2015, page 41

9. Please revise the disclosure under the heading "Investing Activities" to include the name of the officer who received the loan from the company, the amount of the loan, and, if material, please file any related contracts.

10. We note that you have had consistent losses in Europe in reported periods. Please explain the reasons that management believes this is occurring.

Business, page 45

The evolution of E-commerce, page 47

11. Please revise the disclosure in this section to clearly explain how it relates to the company and to quantify the impact you expect e-commerce to have on your business. Further, please specifically state the ways in which the company participates or expects to participate in each of the platforms that you discuss.

Our Growth Strategy, page 50

12. We note your disclosure on page 47 that you own and operate all facets of your design, manufacturing and sales process. Please clarify how you are able to undertake the design and manufacture of more than 100,000 products annually while employing fewer than 200 people.

Executive Compensation, page 55

13. With your amendment, please provide the officer and director compensation information for fiscal year end 2016.

You may contact Aamira Chaudhry at (202) 551-3389 or Melissa Raminpour at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at (202) 551-3267 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure